Fortuna Updates Reserves and Resources

Vancouver, March 24, 2016-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report updated Mineral Reserve and Mineral Resource estimates as of December 31, 2015 for the Caylloma Mine located in Arequipa, Peru and for the San Jose Mine located in Oaxaca, Mexico.

Jorge A. Ganoza, President and CEO, commented: “Our combined Proven and Probable Reserves have been negatively impacted by a forty-one percent net decrease in silver ounces at our Caylloma mine; primarily as a result of updating geologic models, depletion, changes in commercial terms, and applying a higher cutoff and dilution to narrow silver rich veins. At San Jose, silver and gold reserves are essentially flat with respect to 2014, after successfully replacing the depletion of 4.9 million silver ounces and 38,500 gold ounces for the year.”

Highlights of Reserve and Resource Update

•

Combined Proven and Probable Reserves for Caylloma and San Jose are reported at 5.8 Mt containing 35.9 Moz silver and 229.2 koz gold, representing year-over-year decreases of 13 percent in contained silver ounces and 9 percent in contained gold ounces

•

Combined Inferred Resources for Caylloma and San Jose are reported at 10.0 Mt containing an estimated 69.3 Moz silver and 404.6 koz gold, reflecting year-over-year decreases of 10 percent in contained silver ounces and 16 percent in contained gold ounces

•

Proven and Probable Reserves for San Jose are reported at 3.8 Mt containing 28.2 Moz silver and 210 koz gold.  There is no variation for silver and a 4 percent decrease in contained gold ounces with respect to 2014.

•

Proven and Probable Reserves for Caylloma are reported at 2 Mt containing 7.7 Moz silver. This represents a year-over-year decrease of 41 percent in contained silver ounces.

Mineral Reserves - Proven and Probable							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Proven	254	138	0.47	2.05	2.34	1.1	3.8
	Probable	1,724	119	0.28	2.95	3.73	6.6	15.4
	Proven + Probable	1,979	121	0.30	2.83	3.55	7.7	19.3
San Jose Mine, Mexico	Proven	282	237	1.84	N/A	N/A	2.1	16.7
	Probable	3,498	232	1.72	N/A	N/A	26.0	193.3
	Proven + Probable	3,780	232	1.73	N/A	N/A	28.2	209.9
Total	Proven + Probable	5,759	194	1.24	N/A	N/A	35.9	229.2

Mineral Resources - Measured and Indicated							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Measured	582	82	0.36	1.11	2.16	1.5	6.7
	Indicated	1,269	84	0.31	1.14	2.10	3.4	12.7
	Measured + Indicated	1,851	84	0.32	1.13	2.12	5.0	19.3
San Jose Mine, Mexico	Measured	64	89	0.71	N/A	N/A	0.2	1.5
	Indicated	780	84	0.72	N/A	N/A	2.1	18.1
	Measured + Indicated	844	84	0.72	N/A	N/A	2.3	19.6
Total	Measured + Indicated	2,695	84	0.45	N/A	N/A	7.3	38.9

Mineral Resources – Inferred							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Inferred	3,392	132	0.59	2.20	3.30	14.3	64.7
San Jose Mine, Mexico	Inferred	6,561	261	1.61	N/A	N/A	55.0	339.9
Total	Inferred	9,953	217	1.26	N/A	N/A	69.3	404.6

Notes:
1.	Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	There are no known legal, political, environmental, or other risks that could materially affect potential development of the Mineral Resources or Mineral Reserves at Caylloma or San Jose.
5.	Mineral Resources and Mineral Reserves estimated as of June 30, 2015 and reported as of December 31, 2015 taking into account production-related depletion for the period through December 31, 2015.
6.

Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 137 Ag Eq g/t based on assumed metal prices of US$ 19/oz Ag and US$ 1,140/oz Au; estimated metallurgical recovery rates of 89% for Ag and 89% for Au and actual operating costs incurred in period June 2014 through May 2015. Mineral Resources are estimated at a Ag Eq cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)* ((US$1,140/US$19) * (89/89))

7.

Mineral Reserves for Caylloma are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$19/oz Ag, US$1,140/oz Au, US$2,150/t Pb and US$2300/t Zn; metallurgical recovery rates of 84.5% for Ag, 39.5% for Au, 92.6% for Pb and 89.9% for Zn; and actual operating costs incurred in period July 2014 through June 2015. Caylloma Mineral Resource are reported based on NSR values using the same metal prices and metallurgical recovery rates as detailed for Mineral Reserves; and an NSR cut-off grade of US$50/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$100/t for veins classified as narrow (all other veins)

8.	Total may not add due to rounding procedures
9.	N/A = Not Applicable

San Jose Mine, Mexico

As of December 31, 2015, the San Jose Mine has Proven and Probable Mineral Reserves of 3.8 Mt containing 28.2 Moz of silver and 210 koz of gold, in addition to Inferred Resources of 6.6 Mt containing a further 55 Moz of silver and 340 koz of gold.

Year-over-year, Mineral Reserves remained constant in tonnes and in contained silver and decreased 4 percent in contained gold after net changes resulting from production-related depletion and upgrades of new reserves through infill drilling . Silver grades remained essentially flat at 232 g/t and gold grades decreased 5 percent to 1.73 g/t.

Infill drilling was successful in upgrading from Inferred Resources to new Mineral Reserves approximately 1.2 Mt averaging 277 g/t Ag and 1.93 g/t Au reported for the Stockwork, Bonanza, and Trinidad veins.

Measured and Indicated Resources exclusive of Mineral Reserves decreased 15 percent year-over-year to approximately 0.8 Mt due to improved conversion of resources to reserves.

Year-over-year, Inferred Resources decreased 7 percent and 15 percent in contained silver and gold ounces, respectively. Silver grade remained flat and gold grade decreased by 8 percent. The net variation is primarily explained by additions through exploration offset by reductions from upgrading of Inferred Resources by infill drilling in the Trinidad North and Central Stockwork zones and geological reinterpretation of previously modeled veins.

Brownfields exploration budget for 2016 at San Jose is $8.2 million, which includes 22,000 meters of diamond drilling and the development of a 1,500 meter underground exploration drift that will allow better access to test the northern extension of the Trinidad North vein system. Exploration drilling is in progress at the Trinidad Central zone in the San Jose Mine and at the La Noria/San Antonio vein system, a parallel vein system located two kilometers to the west of the San Jose Mine area. The company disclosed further details of San Jose’s brownfields exploration program on December 16, 2015 (refer to “Fortuna provides year-end update for the San Jose Mine, Mexico”).

Caylloma Mine, Peru

As of December 31, 2015, the Caylloma Mine has Proven and Probable Mineral Reserves of 2.0 Mt containing 7.7 Moz of silver and 19.3 koz of gold, in addition to Inferred Resources of 3.4 Mt containing 14.3 Moz of silver and 64.7 koz of gold.

Mineral Reserves decreased 41 percent in contained silver ounces compared to 2014. The loss of ounces is explained primarily by the update of geological models from June 2014, the net loss to mining related depletion, higher cutoff and dilution applied to narrow veins, and changes to commercial terms.  The loss in reserve tonnage is lower than the silver loss, at 35 percent due to the gain in base metal credits from additions to reserves from base metal rich zones. Silver grade decreased 9 percent to 121 g/t, lead grade increased 26 percent to 2.83%, and zinc grade increased 13 percent to 3.55%.

Year-over-year, Measured and Indicated Resources, exclusive of Mineral Reserves, increased by 9 percent to 1.9 Mt due to the negative impact on reserves of commercial terms and the geological reinterpretation of the ore deposit.

Inferred Resources decreased by 0.96 Mt or 22 percent to 3.4 Mt, silver grades remained flat, and lead and zinc grades increased by 11 percent and 4 percent, respectively. The decrease in Inferred Resources is primarily due to the upgrading of resources through infill drilling, and changes in the geological interpretation of the mineralized zones.

Brownfields exploration budget for 2016 at the Caylloma Mine is $2.9 million, which includes 17,000 meters of diamond drilling.  Drilling will be focused on testing new exploration targets in the northern portion of the Caylloma District and in the Pisacca prospect area located a short distance to the southwest of the plant as well as further exploring the northeastern extension of the Animas Vein.

Qualified Persons

The Mineral Resource estimates have been prepared under the supervision of Eric Chapman, Mineral Resource Manager of Fortuna Silver Mines Inc.  The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Edwin Gutierrez, Technical Services Corporate Manager for Fortuna Silver Mines Inc.

E. Chapman and E. Gutierrez are Qualified Persons as defined by the National Instrument 43-101.  Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas and in selects other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.